Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(unaudited)

(in thousands of dollars, except ratios)

	Six Months Ended June 30,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	$39,096	$219,575	$310,846	$291,198	$199,448	$118,783
Fixed charges:
Interest expenses including amortization of deferred financing costs and debt discounts	24,279	47,696	37,146	20,321	25,983	34,864
Assumed interest component of rental expenses (1)	1,920	3,998	3,026	3,000	2,932	2,737

Total fixed charges	26,199	51,694	40,172	23,321	28,915	37,601

Earnings	$65,295	$271,269	$351,018	$314,519	$228,363	$156,384

Ratio of earnings to fixed charges (2)	2.49	5.25	8.74	13.49	7.90	4.16

Deficiency of earnings to fixed charges	—	—	—	—	—	—

(1)	Estimated as 33% of operating lease expense for buildings and equipment and 10% of operating lease expense for ecoATM kiosk locations.
(2)	During the periods covered by this table, we did not have any shares of preferred stock outstanding.